                                                                    Exhibit 99.3

PROXY                                                                  PROXY

                                  VIRYANET LTD.

         THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF
       VIRYANET LTD. FOR THE SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE
                             HELD ON APRIL 22, 2002


         The undersigned, a holder of ordinary shares, par value NIS 0.1 per share ("Ordinary Shares"), of ViryaNet Ltd. ("ViryaNet" or the "Company"), acting with respect to all Ordinary Shares held by the undersigned, hereby appoints Mr. Samuel I. HaCohen and Mr. Winfried A. Burke, and each of them, as proxies for the undersigned, with full power of substitution, to vote all Ordinary Shares that the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, at the Special General Meeting of Shareholders (the "Meeting") of ViryaNet to be held on April 22, 2002 at 10:00 a.m., eastern daylight time, at the principal executive offices of ViryaNet, Inc. located at 2 Willow Street, Southborough, Massachusetts and at any adjournments, postponements or rescheduling thereof, on the matters set forth on the reverse side. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the Meeting or any adjournments, postponements or rescheduling thereof.

         THE SHARES REPRESENTED BY THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED, OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR THE PROPOSALS IN ITEMS 1, 2 AND 3.

         YOUR VOTE IS IMPORTANT! PLEASE MARK, SIGN AND DATE THIS PROXY ON THE REVERSE SIDE AND RETURN IT PROMPTLY IN THE ACCOMPANYING ENVELOPE

                  (CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

PROXY                                                                      PROXY



      Please Sign, Date, Detach and Mail in the Envelope Provided As Soon
                                   As Possible

        Please mark
A [X]   your votes as
        in this
        example.

                                                 FOR   AGAINST  ABSTAIN
ITEM 1. TO APPROVE THE ISSUANCE TO THE FORMER
STOCKHOLDERS AND EMPLOYEES OF IMEDEON, INC.
OF 889,618 ORDINARY SHARES OF THE COMPANY.       [_]     [_]      [_]

ITEM 2. TO AUTHORIZE THE COMPANY'S BOARD OF
DIRECTORS TO EFFECT A REVERSE SHARE SPLIT AT
A RATIO TO BE DETERMINED BY THE BOARD OF
DIRECTORS OF THE COMPANY, IN ITS SOLE
DISCRETION, AS SET FORTH IN THE PROXY
STATEMENT.                                       [_]     [_]      [_]


ITEM 3. TO INCREASE THE COMPANY'S AUTHORIZED
SHARE CAPITAL BY NIS 700,000 (CONSISTING OF
7,000,000 ORDINARY SHARES), AND TO AMEND
ARTICLE 4 OF THE COMPANY'S ARTICLES OF
ASSOCIATION ACCORDINGLY.                         [_]     [_]      [_]



The undersigned acknowledges receipt of the Notice of Special General Meeting of Shareholders and accompanying Proxy Statement .

Signature of Shareholder(s) __________________________  ________________________

Dated  ______________ ,2002

                                                I plan to        I do
Note: Please date and sign exactly as the       attend the [_]   not    [_]
name appears. When signing as attorney,         Meeting          plan to
trustee, executor, administrator, guardian,                      attend
corporate officer, etc., please give full title. If more than one trustee, all should sign. Joint owners must each sign.